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                               MEDIQ INCORPORATED
                                 ONE MEDIQ PLAZA
                          PENNSAUKEN, NEW JERSEY 08110


February 14, 2001


Mr. Steven C. Duvall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Mr. Duvall,

MEDIQ Inc. (the "Company") has recently filed for bankruptcy protection. The Company does not contemplate amending Post-Effective Amendment No. 1 to Form S-1, File No. 333-58933, and hereby requests withdrawal of Post-Effective Amendment No. 1.

In October 1999, representatives of the Company informed the warrant agent for the warrants that the Company was in the process of updating the original Form S-1 and that the prospectus contained therein could not be used by any holder of warrants in connection with any offer or sale thereof. Post-Effective Amendment No. 1 has not been declared effective, and the Company has never provided an update prospectus to the warrant agent for use by holders of the warrants; accordingly, the Company does not believe that any warrants have been sold since the filing of Post-Effective Amendment No. 1.

Very truly yours,

MEDIQ Inc.

By:  /s/ Kenneth R. Koester
     -----------------------------
         Kenneth R. Koester
         Senior Vice President and
         Chief Financial Officer